UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pacific Financial Associates

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10967 NW 61st ct
(No. and Street)

| Parkland | FL | 33076 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alex Feldman | 954-732-4495 | Tiffcap@gmail.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVENUE, SUITE 130 | MAITLAND | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Alexander Feldman_ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Pacific Financial Associates_, as of _6/30_, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VIOLA WEBB-ANDO
MY COMMISSION # HH 303933
EXPIRES: December 21, 2026

_Webb Ando_
Notary Public

Signature: _[signature]_

Title: _General Principal_

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

**PACIFIC FINANCIAL ASSOCIATES, NV**

**Financial Statements**

**For the Fiscal Year Ended June 30, 2024**

**Pacific Financial Associates, NV**

**For the year-end June 30, 2024**

**Table of Contents**



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Pacific Financial Associates, NV

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Pacific Financial Associates, NV as of June 30, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Pacific Financial Associates, NV's management. Our responsibility is to express an opinion on Pacific Financial Associates, NV's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Financial Associates, NV in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Pacific Financial Associates, NV's financial statements. The supplemental information is the responsibility of Pacific Financial Associates, NV's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Pacific Financial Associates, NV's auditor since 2020.

Maitland, Florida

September 26, 2024



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Pacific Financial Associates, NV

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Pacific Financial Associates, NV as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Pacific Financial Associates, NV's management. Our responsibility is to express an opinion on Pacific Financial Associates, NV's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pacific Financial Associates, NV in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Pacific Financial Associates, NV's auditor since 2020.

Maitland, Florida

September 26, 2024

**Pacific Financial Associates, NV.**
**Statement of Financial Condition**
**June 30, 2024**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 24,944 |
| Commissions receivable | | 1,497 |
| Other Assets | | 179 |
| **Total assets** | $ | 26,620 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 7,109 |
| Commissions payable | | 7,300 |
| | | 14,409 |
| **Total liabilities** | | 14,409 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock ($0 par value, 100,000 shares authorized, 46,821 shares issued and outstanding) | | 2,000 |
| Paid-in capital | | - |
| Retained earnings | | 10,211 |
| **Total stockholder's equity** | | 12,211 |
| **Total liabilities and stockholder's equity** | $ | 26,620 |

*The accompanying notes are an integral part of these financial statements*

**Pacific Financial Associates, NV.**
**Statement of Cash Flows**
**For the Fiscal Year Ended June 30, 2024**

**Cash flows from operating activities:**

| | | |
|---|---|---|
| Net income (loss) | $ | 35 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | | (548) |
| CRD Account | | 18 |
| (Decrease) increase in: | | |
| Accounts payable and accrued expenses | | 2,603 |
| Commissions payable | | (712) |
| | | |
| Net cash provided by operating activities | | 1,396 |
| | | |
| | | |
| **Net increase in cash and cash equivalents** | | 1,396 |
| | | |
| **Cash and cash equivalents at beginning of year** | | 23,548 |
| | | |
| **Cash and cash equivalents at end of year** | $ | 24,944 |

**Supplemental disclosure of cash flow information:**

| | | |
|---|---|---|
| Cash paid for interest | | $0 |
| Taxes paid | $ | 121 |

*The accompanying notes are an integral part of these financial statements*

**Pacific Financial Associates, NV.**
**Statement of Income (Loss)**
**For the Fiscal Year Ended June 30, 2024**

**Revenues**

| | | |
|---|---|---:|
| Commissions income-Mutual Funds and 12B-1's | $ | 16,602 |
| Commissions Income-Variable Annuities | | 6,060 |
| **Total revenues** | | 22,662 |

**Expenses**

| | |
|---|---:|
| Commissions expense | 6,588 |
| Insurance | 1,502 |
| Professional services | 10,870 |
| Regulatory fees | 2,348 |
| All other expenses | 1,224 |
| **Total expenses** | 22,532 |
| Net income (loss) before income tax provisions | 130 |
| Interest Income | - |
| Income tax provision | 95 |

| | | |
|---|---|---:|
| **Net income (loss)** | $ | 35 |

*The accompanying notes are an integral part of these financial statements*

**Pacific Financial Associates, NV**
**Statement of Changes in Stockholder's Equity**
**For the Fiscal Year Ended June 30, 2024**

|  | Common Stock Shares | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance, June 30, 2023 | 12,177 |  | $ 2,000 | $ 10,176 | $ 12,176 |
| Dividends Paid |  |  |  | $ - | $ - |
| Net Income (Loss) |  |  |  | 35 | 35 |
| Balance, June 30, 2024 | 12,177 | $ - | $ 2,000 | $ 10,211 | $ 12,211 |

*The accompanying notes are an integral part of these financial statements*

## Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Commissions** – Commissions from the sale of mutual funds and variable annuities are recognized as revenue at the point in time the associated service is fulfilled, which is based on the trade date.

**Distribution Fees- 12 B1's** – The company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors.  The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.  The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.  For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to  factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.  Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

**Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**Income Taxes** – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.  Deferred tax

## Note 2 – Significant Accounting Policies (continued)

expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However, no such expenses or benefits were recorded as of June 30, 2024 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Cash and Cash Equivalents -** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

## Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

## Note 4 – Related Parties

The company pays a small commission to its sole stockholder. During the year commissions of $7,300 were paid to the stockholder.

## Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $10,714 which was $5,714 in excess of its required net capital of $5,000. The Company's net capital ratio was **1.34 to 1.**

## Note 6 - Income Taxes

At June 30, 2024 there was a provision of $95 of Federal income tax and no State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2021 to the present, generally for three years after they are filed.

## Note 7- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

## Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2024 because the Company's SIPC Net Operating Revenues are under $500,000.

## Note 9 – Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ('ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL') methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of June 30[th], 2023 and 2024 of $949 and $1,497 respectively.

## Note 9 – Subsequent Events

Management has evaluated the company's subsequent events and transactions that occurred through the date the financial statements where available to be issued. The company has determined that no subsequent events or transactions have occurred that would require disclosure.

## Note10- Commitments and Contingencies

The company does not have any commitments or contingencies as of the year ended June 30, 2024

**Pacific Financial Associates, NV.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2024**

| | | | |
|---|---|---|---|
| **Computation of net capital** | | $ | 12,211 |
| Total stockholder's equity | | | |
| **Less: Non Allowable assets** | | | |
| CRD deposits | | | |
| Commissions receivable (net) | | | (1,497) |
| Prepaid Expenses | | | |
| **Total Adjustments** | | | (1,497) |
| | | | |
| **Net Capital** | | $ | 10,714 |
| | | | |
| **Computation of net capital requirements** | | | |
| Minimum net capital requirements | | | |
| 6-2/3% of net aggregate indebtness | $ | 961 | |
| | | | |
| Minimum dollar net capital required | $ | 5,000 | |
| | | | |
| Net capital required (greater of above) | | | 5,000 |
| **Excess net capital** | | | 5,714 |
| | | | |
| Aggregate indebteness to net capital | | 1.34 : | 1 |
| | | | |
| Computation of aggregate indebtedness: | | | |
| Total Liabilities | $ | 14,409 | |

There are no material differences between the preceding computation
and the Company's corresponding unaudited Part IIA of form X-17A-5 as of June 30, 2024.

*The accompanying notes are an integral part of these financial statements*